04010350

EMI

04 MAR -8 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

SUPPL

1st March, 2004.

Attn: Filing Desk - Stop 1-4

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 27th February 2004, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 27th February 2004 confirming that Standard Life Group has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 26th February 2004, held 31,580,567 shares, being 4.005% of the shares in issue; and,

(b) an announcement dated 1st March 2004, confirming that John Gildersleeve, at the time of his appointment as Deputy Chairman and Senior Independent Non-executive Director of EMI Group plc on 28th February 2004, held 1,254 EMI Group plc Ordinary Shares of 14p each and was currently a director of Gallaher Group plc and The Carphone Warehouse Group PLC.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

3/8

Encs.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/16

Company Announcements Office,
London Stock Exchange.

27th February, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Citigroup, N.A. on behalf of Standard Life Investments, in a letter dated and received by fax on 27th February 2004, that Standard Life Group has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 26th February 2004, held 31,580,567 shares, being 4.005% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 04/17

Company Announcements Office,
London Stock Exchange.

1st March, 2004.

Dear Sirs,

Further Information on the Appointment of John Gildersleeve as a Non–Executive Director of EMI Group plc

On 19th November 2003, EMI Group plc announced the appointment of John Gildersleeve as Deputy Chairman and Senior Independent Non-executive Director of the Company with effect from 28th February 2004. Further to that announcement and in compliance with paragraph 16.13 of the Listing Rules, we advise that Mr Gildersleeve has notified the Company that he currently holds 1,254 EMI Group plc Ordinary Shares of 14p each.

We also advise that Mr Gildersleeve is currently a director of Gallaher Group plc and The Carphone Warehouse Group PLC. Mr Gildersleeve was also a director of Tesco plc until 27th February 2004 and he will continue to be a director of several subsidiaries of that company until 15th March 2004. He was also a director of Vodafone Group PLC until 30th January 1999.

Other than the aforementioned companies, Mr Gildersleeve is not, and has not been during the last five years, a director of any other companies. Apart from the foregoing, Mr Gildersleeve has no other information to disclose under Listing Rule 6.F.2.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001